September 11, 2025

Edward McGee
Chief Financial Officer
Grayscale Dogecoin Trust (DOGE)
c/o Grayscale Investments Sponsors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

       Re: Grayscale Dogecoin Trust (DOGE)
           Registration Statement on Form S-1
           Filed August 15, 2025
           File No. 333-289662
Dear Edward McGee:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Cover Page

2. Please include disclosure regarding creation of the initial basket(s) and name the party acting as statutory underwriter in that transaction. Please also disclose the price at which the shares are being offered as required by Item 501(b)(3) of Regulation S-K.
Risk Factors, page 18

3. Please add a risk factor discussing the risks attendant to the fact that the Dogecoin
       Network allows for merged mining with other blockchains (e.g., the Litecoin
 September 11, 2025
Page 2

       network), including the risks related to potential concentration of processing power on the Dogecoin Network, conflicts of interest, etc.
Congestion or delay in the Dogecoin Network may delay purchases..., page 32

4. Please expand this risk factor to discuss the recent congestion on the Dogecoin
       Network and any delays in recording transactions.
A determination that DOGE or any other digital asset is a "security" may adversely affect the value of DOGE..., page 45

5. We note your disclosure regarding the process the Sponsor applies in determining whether DOGE is a security. Please revise to disclose that such policies and procedures are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.
Business
Forms of Attack Against the Dogecoin Network, page 80

6. We note news reports that in December 2024, a hacker exploited a vulnerability in the
       Dogecoin network, causing 69% of its active nodes to crash. We also note news reports suggesting that the Dogecoin network may become the target of a potential
       51% attack, with the Qubic blockchain community voting in August 2025 to target the
       Dogecoin network. Please expand to disclose these events and provide quantified disclosure regarding the impact on Dogecoin's price as applicable and if material.
       Please also make corresponding revisions to your risk factor disclosure, as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters.
Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Daniel P. Gibbons